Change in Registrant's certifying accountant:

The decision to select Anchin, Block & Anchin LLP as independent accountants for the Trust and to dismiss PricewaterhouseCoopers
LLP ("PwC"), former independent accountants for the Trust, was approved by the Audit Committee and by the Board of Trustees at their respective meetings held on September 23, 2004. PwC's reports on the financial statements of the Trust for the fiscal years ended
September 30, 2003 and 2002 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with its audits of the Trust for each of the fiscal years in the two year period ended
September 30, 2003 and through September 23, 2004, there were no disagreements between the Trust and PWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which disagreements, if not resolved to the satisfaction of PwC would have caused them to make reference thereto in their report on the financial statements for such years. The Trust has requested that PwC furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated November 4, 2004 is filed as an Exhibit to the Form N-SAR.




November 4, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

We have read the statement made by RSI Retirement Trust (copy attached) which we understand will be filed with the Commission pursuant to Item 9(d) of the Proxy Statement and Item 77K of Form N-SAR. We agree with the statements concerning our firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

cc: Stephen Pollak
      Executive Vice President, Counsel and Secretary